# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ENLIVEN THERAPEUTICS, INC., CIK 0001672619
CUSIP: 29337E102
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 6200 LOOKOUT ROAD, BOULDER, Colorado (CO), 80301
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-031755
Filed by CIK 0001738048

## Reporting persons
- Venrock Healthcare Capital Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,226,331; sole dispositive power 0; shared dispositive power 3,226,331; aggregate amount beneficially owned 3,226,331 (5.4% of the class)
- VHCP Co-Investment Holdings III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,226,331; sole dispositive power 0; shared dispositive power 3,226,331; aggregate amount beneficially owned 3,226,331 (5.4% of the class)
- Venrock Healthcare Capital Partners EG, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,226,331; sole dispositive power 0; shared dispositive power 3,226,331; aggregate amount beneficially owned 3,226,331 (5.4% of the class)
- VHCP Management III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,226,331; sole dispositive power 0; shared dispositive power 3,226,331; aggregate amount beneficially owned 3,226,331 (5.4% of the class)
- VHCP Management EG, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,226,331; sole dispositive power 0; shared dispositive power 3,226,331; aggregate amount beneficially owned 3,226,331 (5.4% of the class)
- Nimish Shah: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,226,331; sole dispositive power 0; shared dispositive power 3,226,331; aggregate amount beneficially owned 3,226,331 (5.4% of the class)
- Bong Y. Koh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,226,331; sole dispositive power 0; shared dispositive power 3,226,331; aggregate amount beneficially owned 3,226,331 (5.4% of the class)

## Item 1. Issuer
Name of issuer: ENLIVEN THERAPEUTICS, INC.
Address of issuer's principal executive offices: 6200 LOOKOUT ROAD, BOULDER, CO, 80301.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Venrock Healthcare Capital Partners III, L.P. ("VHCP III")
VHCP Co-Investment Holdings III, LLC ("VHCP Co-Investment III")
Venrock Healthcare Capital Partners EG, L.P. ("VHCP EG")
VHCP Management III, LLC ("VHCP Management III")
VHCP Management EG, LLC ("VHCP Management EG")
Nimish Shah ("Shah")
Bong Koh ("Koh")

The Reporting Persons are members of a group for the purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
New York Office:
7 Bryant Park, 23rd Floor
New York, NY 10018

Palo Alto Office:
3340 Hillview Avenue
Palo Alto, CA 94304
Citizenship: All of the entities were organized in Delaware. Shah and Koh are both United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 704,336 shares of common stock held by VHCP III, (ii) 70,454 shares of common stock held by VHCP Co-Investment III, and (iii) 2,451,541 shares of common stock held by VHCP EG.

VHCP Management III is the general partner of VHCP III and the manager of VHCP Co-Investment III. VHCP Management EG is the general partner of VHCP EG. Messrs. Shah and Koh are the voting members of VHCP Management III and VHCP Management EG.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 59,235,547 shares of common stock outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 13, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 24.1 Power of Attorney for Nimish Shah, dated March 13, 2023 (incorporated by reference to Exhibit B to Schedule 13G filed on March 13, 2023).

Exhibit 24.2 Power of Attorney for Bong Koh, dated March 13, 2023 (incorporated by reference to Exhibit C to Schedule 13G filed on March 13, 2023).

Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G filed on March 13, 2023).

## Signatures
- Venrock Healthcare Capital Partners III, L.P.: /s/ Sherman G. Souther, By VHCP Management III, LLC, its General Partner, By Sherman G. Souther, Authorized Signatory (11/14/2025)
- VHCP Co-Investment Holdings III, LLC: /s/ Sherman G. Souther, By VHCP Management III, LLC, its Manager, By Sherman G. Souther, Authorized Signatory (11/14/2025)
- Venrock Healthcare Capital Partners EG, L.P.: /s/ Sherman G. Souther, By VHCP Management EG, LLC, its General Partner, By Sherman G. Souther, Authorized Signatory (11/14/2025)
- VHCP Management III, LLC: /s/ Sherman G. Souther, By Sherman G. Souther, Authorized Signatory (11/14/2025)
- VHCP Management EG, LLC: /s/ Sherman G. Souther, By Sherman G. Souther, Authorized Signatory (11/14/2025)
- Nimish Shah: /s/ Sherman G. Souther, By Sherman G. Souther, Attorney-in-fact (11/14/2025)
- Bong Y. Koh: /s/ Sherman G. Souther, By Sherman G. Souther, Attorney-in-fact (11/14/2025)